Exhibit 99.1

REE Automotive Appoints Carlton Rose, Former Global President of Fleet Maintenance and Engineering at UPS, as Chairman of its Board of Directors

TEL AVIV (Sept. 11, 2023) – GlobeNewswire – REE Automotive Ltd. (Nasdaq: REE), an automotive technology company and provider of full by-wire electric trucks and platforms, today announced that Carlton Rose has been appointed Chairman of its Board of Directors (Board), effective upon his re-election to the Board at REE's 2023 Annual Meeting of Shareholders scheduled for October 16, 2023 (AGM). Rose joined REE’s Board in June shortly after retiring from a long and distinguished career at UPS where he last served as the president of global fleet maintenance and engineering.

“I would like to congratulate Carlton on his appointment as Chairman in such paramount stage for REE as we prepare to begin deliveries and service, ramp up production and accelerate growth,” said Daniel Barel, CEO and co-founder of REE Automotive. “Carlton’s leadership and unique industry perspective, having worked in the global fleet industry for decades, combined with his ability to truly understand why REE’s technology and business model sets us apart. Carlton has already provided great value as a board member since his appointment in early June, and I look forward to continuing working closely with him.”

“I have been around trucks my entire life, and I have a good understanding of what good looks like. REE’s technology is a game changer in the industry,” said Carlton Rose. “The U.S. commercial fleet market is on the cusp of a major transformation due to the move towards electrification. This shift offers benefits that extend beyond carbon neutrality, fundamentally changing how companies build, acquire, manage, and maintain their fleets. In the next few quarters, we expect to see crucial milestones for the company. Our understanding of our customers and our partners will be vital as we build out our fleet relationships, continue to expand our dealer network, and bring winning reliable technology to the market. I have been following REE closely for the past four years and as I have always said, ‘better is before us,’ and REE will be an essential part of achieving better.”

Arik Steinberg will voluntarily step down and not stand for re-election at the AGM. Following these changes, REE’s Board will comprise of eight directors; three of them women and four of whom are independent.

“Arik has been a part of REE for more than six years, and we were fortunate to have had his insight and leadership as Chairman of our Board,” Barel added. “We shared succusses and faced challenges and I want to thank Arik for his years of service and support to REE”.

To learn more about REE Automotive’s patented technology and unique value proposition that position the company to break new ground in e-mobility, visit www.ree.auto.

Media Contact

Malory Van Guilder

Skyya PR for REE Automotive

+1 651-335-0585

ree@skyya.com

Investor Contact

Kamal Hamid

VP Investor Relations | REE Automotive

+1 303-670-7756

investors@ree.auto

About REE Automotive

REE Automotive (Nasdaq: REE) is an automotive technology company that allows companies to build any size or shape of electric vehicle on their modular platforms. With complete design freedom, vehicles Powered by REE are equipped with the revolutionary REEcornerTM, which packs critical vehicle components (steering, braking, suspension, powertrain and control) into a single compact module positioned between the chassis and the wheel. With proprietary by-wire technology for drive, steer and brake control that eliminate the need for mechanic connections, all four identical REEcornersTM enable REE to build the industry’s flattest EV platforms with more room for passengers, cargo and batteries. REE platforms are future proofed, autonomous capable, offer a low TCO, and drastically reduce the time to market for fleets looking to electrify. To learn more visit www.ree.auto.

Caution About Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements regarding REE or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to plans, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “aim” “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would”, “designed,” “target” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of historical facts, may be forward-looking statements. Forward-looking statements in this communication may include, among other things, statements about REE’s strategic and business plans, technology, relationships and objectives, including its ability to meet certification requirements, the impact of trends on and interest in our business, or product, intellectual property, REE’s expectation for growth, and its future results, operations and financial performance and condition.

These forward-looking statements are based on REE’s current expectations and assumptions about future events and are based on currently available information as of the date of this communication and current expectations, forecasts, and assumptions. Although REE believes that the expectations reflected in forward-looking statements are reasonable, such statements involve an unknown number of risks, uncertainties, judgments, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this communication speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur.

Uncertainties and risk factors that could affect REE’s future performance and could cause actual results to differ include, but are not limited to: REE’s ability to commercialize its strategic plan, including its plan to successfully evaluate, obtain regulatory approval, produce and market its P7 lineup; REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners; development of REE’s advanced prototypes into marketable products; REE’s ability to grow and scale manufacturing capacity through relationships with Tier 1 suppliers; REE’s estimates of unit sales, expenses and profitability and underlying assumptions; REE’s reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and homologation of its products; REE’s limited operating history; risks associated with building out of REE’s supply chain; risks associated with plans for REE’s initial commercial production; REE’s dependence on potential suppliers, some of which will be single or limited source; development of the market for commercial EVs; risks associated with data security breach, failure of information security systems and privacy concerns; risks related to lack of compliance with Nasdaq’s minimum bid price requirement; future sales of our securities by existing material shareholders or by us could cause the market price for the Class A Ordinary Shares to decline; potential disruption of shipping routes due to accidents, political events, international hostilities and instability, piracy or acts by terrorists; intense competition in the e-mobility space, including with competitors who have significantly more resources; risks related to the fact that REE is incorporated in Israel and governed by Israeli law; REE’s ability to make continued investments in its platform; the impact of the COVID-19 pandemic, interest rate changes, the ongoing conflict between Ukraine and Russia and any other worldwide health epidemics or outbreaks that may arise and adverse global conditions, including macroeconomic and geopolitical uncertainty; the global economic environment, the general market, political and economic conditions in the countries in which we operate; fluctuations in interest rates and foreign exchange rates; the need to attract, train and retain highly-skilled technical workforce; changes in laws and regulations that impact REE; REE’s ability to enforce, protect and maintain intellectual property rights; REE’s ability to retain engineers and other highly qualified employees to further its goals; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in REE’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 28, 2023 and in subsequent filings with the SEC.